UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 1)*

HilleVax, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

43157M 102

(CUSIP Number)

Steve R. Bailey

601 Union Street, Suite 3200

Seattle, WA 98101

Telephone: (206) 621-7200

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 6, 2022

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 43157M 102

1.	Name of Reporting Persons. Frazier Life Sciences Public Fund, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 0 shares
	8.	Shared Voting Power 1,101,895 shares (1)
	9.	Sole Dispositive Power 0 shares
	10.	Shared Dispositive Power 1,101,895 shares (1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,101,895 shares (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 3.3% (2)
14.	Type of Reporting Person (See Instructions) PN

(1)

Consists of 1,101,895 shares of Common Stock held directly by Frazier Life Sciences Public Fund, L.P. FHMLSP, L.P. is the general partner of Frazier Life Sciences Public Fund, L.P. and FHMLSP, L.L.C. is the general partner of FHMLSP, L.P. Patrick J. Heron, James N. Topper, Albert Cha and James Brush are the members of FHMLSP, L.L.C. and therefore share voting and investment power over the shares held by Frazier Life Sciences Public Fund, L.P.

(2)	Based on 33,427,209 shares of Common Stock outstanding on July 31, 2022 as set forth in the Issuer’s Quarterly Report on Form 10-Q as filed with the SEC on August 10, 2022.

CUSIP No. 43157M 102

1.	Name of Reporting Persons. FHMLSP, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 0 shares
	8.	Shared Voting Power 1,101,895 shares (1)
	9.	Sole Dispositive Power 0 shares
	10.	Shared Dispositive Power 1,101,895 shares (1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,101,895 shares (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 3.3% (2)
14.	Type of Reporting Person (See Instructions) PN

(1)

Consists of 1,101,895 shares of Common Stock held directly by Frazier Life Sciences Public Fund, L.P. FHMLSP, L.P. is the general partner of Frazier Life Sciences Public Fund, L.P. and FHMLSP, L.L.C. is the general partner of FHMLSP, L.P. Patrick J. Heron, James N. Topper, Albert Cha and James Brush are the members of FHMLSP, L.L.C. and therefore share voting and investment power over the shares held by Frazier Life Sciences Public Fund, L.P.

(2)	Based on 33,427,209 shares of Common Stock outstanding on July 31, 2022 as set forth in the Issuer’s Quarterly Report on Form 10-Q as filed with the SEC on August 10, 2022.

CUSIP No. 43157M 102

1.	Name of Reporting Persons. FHMLSP, L.L.C.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 0 shares
	8.	Shared Voting Power 1,101,895 shares (1)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 1,101,895 shares (1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,101,895 shares (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 3.3% (2)
14.	Type of Reporting Person (See Instructions) OO

(1)

Consists of 1,101,895 shares of Common Stock held directly by Frazier Life Sciences Public Fund, L.P. FHMLSP, L.P. is the general partner of Frazier Life Sciences Public Fund, L.P. and FHMLSP, L.L.C. is the general partner of FHMLSP, L.P. Patrick J. Heron, James N. Topper, Albert Cha and James Brush are the members of FHMLSP, L.L.C. and therefore share voting and investment power over the shares held by Frazier Life Sciences Public Fund, L.P.

(2)	Based on 33,427,209 shares of Common Stock outstanding on July 31, 2022 as set forth in the Issuer’s Quarterly Report on Form 10-Q as filed with the SEC on August 10, 2022.

CUSIP No. 43157M 102

1.	Name of Reporting Persons. Frazier Life Sciences X, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 0 shares
	8.	Shared Voting Power 8,535,337 shares (1)
	9.	Sole Dispositive Power 0 shares
	10.	Shared Dispositive Power 8,535,337 shares (1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 8,535,337 shares (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 25.5% (2)
14.	Type of Reporting Person (See Instructions) PN

(1)

Consists of 8,535,337 shares of Common Stock held directly by Frazier Life Sciences X, L.P. FHMLS X, L.P. is the general partner of Frazier Life Sciences X, L.P. and FHMLS X, L.L.C. is the general partner of FHMLS X, L.P. Patrick J. Heron and James N. Topper are the members of FHMLS X, L.L.C. and therefore share voting and investment power over the shares held by Frazier Life Sciences X, L.P.

(2)	Based on 33,427,209 shares of Common Stock outstanding on July 31, 2022 as set forth in the Issuer’s Quarterly Report on Form 10-Q as filed with the SEC on August 10, 2022.

CUSIP No. 43157M 102

1.	Name of Reporting Persons. FHMLS X, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 0 shares
	8.	Shared Voting Power 8,535,337 shares (1)
	9.	Sole Dispositive Power 0 shares
	10.	Shared Dispositive Power 8,535,337 shares (1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 8,535,337 shares (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 25.5% (2)
14.	Type of Reporting Person (See Instructions) PN

(1)

Consists of 8,535,337 shares of Common Stock held directly by Frazier Life Sciences X, L.P. FHMLS X, L.P. is the general partner of Frazier Life Sciences X, L.P. and FHMLS X, L.L.C. is the general partner of FHMLS X, L.P. Patrick J. Heron and James N. Topper are the members of FHMLS X, L.L.C. and therefore share voting and investment power over the shares held by Frazier Life Sciences X, L.P.

(2)	Based on 33,427,209 shares of Common Stock outstanding on July 31, 2022 as set forth in the Issuer’s Quarterly Report on Form 10-Q as filed with the SEC on August 10, 2022.

CUSIP No. 43157M 102

1.	Name of Reporting Persons. FHMLS X, L.L.C.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 0 shares
	8.	Shared Voting Power 8,535,337 shares (1)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 8,535,337 shares (1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 8,535,337 shares (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 25.5% (2)
14.	Type of Reporting Person (See Instructions) OO

(1)

Consists of 8,535,337 shares of Common Stock held directly by Frazier Life Sciences X, L.P. FHMLS X, L.P. is the general partner of Frazier Life Sciences X, L.P. and FHMLS X, L.L.C. is the general partner of FHMLS X, L.P. Patrick J. Heron and James N. Topper are the members of FHMLS X, L.L.C. and therefore share voting and investment power over the shares held by Frazier Life Sciences X, L.P.

(2)	Based on 33,427,209 shares of Common Stock outstanding on July 31, 2022 as set forth in the Issuer’s Quarterly Report on Form 10-Q as filed with the SEC on August 10, 2022.

CUSIP No. 43157M 102

1.	Name of Reporting Persons. James N. Topper
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States Citizen

Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 0 shares
	8.	Shared Voting Power 9,637,232 shares (1)
	9.	Sole Dispositive Power 0 shares
	10.	Shared Dispositive Power 9,637,232 shares (1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 9,637,232 shares (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 28.8% (2)
14.	Type of Reporting Person (See Instructions) IN

(1)

Consists of (i) 1,101,895 shares of Common Stock held directly by Frazier Life Sciences Public Fund, L.P. and (ii) 8,535,337 shares of Common Stock held directly by Frazier Life Sciences X, L.P. FHMLSP, L.P. is the general partner of Frazier Life Sciences Public Fund, L.P. and FHMLSP, L.L.C. is the general partner of FHMLSP, L.P. Patrick J. Heron, James N. Topper, Albert Cha and James Brush are the members of FHMLSP, L.L.C. and therefore share voting and investment power over the shares held by Frazier Life Sciences Public Fund, L.P. FHMLS X, L.P. is the general partner of Frazier Life Sciences X, L.P. and FHMLS X, L.L.C. is the general partner of FHMLS X, L.P. Patrick J. Heron and James N. Topper are the members of FHMLS X, L.L.C. and therefore share voting and investment power over the shares held by Frazier Life Sciences X, L.P.

(2)	Based on 33,427,209 shares of Common Stock outstanding on July 31, 2022 as set forth in the Issuer’s Quarterly Report on Form 10-Q as filed with the SEC on August 10, 2022.

CUSIP No. 43157M 102

1.	Name of Reporting Persons. Patrick J. Heron
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States Citizen

Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 0 shares
	8.	Shared Voting Power 9,637,232 shares (1)
	9.	Sole Dispositive Power 0 shares
	10.	Shared Dispositive Power 9,637,232 shares (1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 9,637,232 shares (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 28.8% (2)
14.	Type of Reporting Person (See Instructions) IN

(1)

Consists of (i) 1,101,895 shares of Common Stock held directly by Frazier Life Sciences Public Fund, L.P. and (ii) 8,535,337 shares of Common Stock held directly by Frazier Life Sciences X, L.P. FHMLSP, L.P. is the general partner of Frazier Life Sciences Public Fund, L.P. and FHMLSP, L.L.C. is the general partner of FHMLSP, L.P. Patrick J. Heron, James N. Topper, Albert Cha and James Brush are the members of FHMLSP, L.L.C. and therefore share voting and investment power over the shares held by Frazier Life Sciences Public Fund, L.P. FHMLS X, L.P. is the general partner of Frazier Life Sciences X, L.P. and FHMLS X, L.L.C. is the general partner of FHMLS X, L.P. Patrick J. Heron and James N. Topper are the members of FHMLS X, L.L.C. and therefore share voting and investment power over the shares held by Frazier Life Sciences X, L.P.

(2)	Based on 33,427,209 shares of Common Stock outstanding on July 31, 2022 as set forth in the Issuer’s Quarterly Report on Form 10-Q as filed with the SEC on August 10, 2022.

CUSIP No. 43157M 102

1.	Name of Reporting Persons. Albert Cha
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States Citizen

Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 0 shares
	8.	Shared Voting Power 1,101,895 shares (1)
	9.	Sole Dispositive Power 0 shares
	10.	Shared Dispositive Power 1,101,895 shares (1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,101,895 shares (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 3.3% (2)
14.	Type of Reporting Person (See Instructions) IN

(1)

Consists of 1,101,895 shares of Common Stock held directly by Frazier Life Sciences Public Fund, L.P. FHMLSP, L.P. is the general partner of Frazier Life Sciences Public Fund, L.P. and FHMLSP, L.L.C. is the general partner of FHMLSP, L.P. Patrick J. Heron, James N. Topper, Albert Cha and James Brush are the members of FHMLSP, L.L.C. and therefore share voting and investment power over the shares held by Frazier Life Sciences Public Fund, L.P.

(2)	Based on 33,427,209 shares of Common Stock outstanding on July 31, 2022 as set forth in the Issuer’s Quarterly Report on Form 10-Q as filed with the SEC on August 10, 2022.

CUSIP No. 43157M 102

1.	Name of Reporting Persons. James Brush
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States Citizen

Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 0 shares
	8.	Shared Voting Power 1,101,895 shares (1)
	9.	Sole Dispositive Power 0 shares
	10.	Shared Dispositive Power 1,101,895 shares (1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,101,895 shares (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 3.3% (2)
14.	Type of Reporting Person (See Instructions) IN

(1)

Consists of 1,101,895 shares of Common Stock held directly by Frazier Life Sciences Public Fund, L.P. FHMLSP, L.P. is the general partner of Frazier Life Sciences Public Fund, L.P. and FHMLSP, L.L.C. is the general partner of FHMLSP, L.P. Patrick J. Heron, James N. Topper, Albert Cha and James Brush are the members of FHMLSP, L.L.C. and therefore share voting and investment power over the shares held by Frazier Life Sciences Public Fund, L.P.

(2)	Based on 33,427,209 shares of Common Stock outstanding on July 31, 2022 as set forth in the Issuer’s Quarterly Report on Form 10-Q as filed with the SEC on August 10, 2022.

CUSIP No. 43157M 102

Item 1. Security and Issuer.

This Amendment No. 1 (“Amendment No. 1”) to Schedule 13D amends the statement on Schedule 13D filed on May 6, 2022 (the “Original Schedule 13D” and together with this Amendment No. 1, the “Schedule 13D”) with respect to the Common Stock of Common Stock of HilleVax, Inc. (the “Issuer”), having its principal executive office at 75 State Street, Suite 100—#9995, Boston, MA 02109. Except as otherwise specified in Amendment No. 1, all items in the Original Schedule 13D are unchanged. All capitalized terms used in this Amendment No. 1 and not otherwise defined herein have the meanings ascribed to such terms in the Original Schedule 13D.

Item 2. Identity and Background

(a)	Name:

The entities and persons filing this statement (collectively, the “Reporting Persons”) are:

Frazier Life Sciences Public Fund, L.P. (“FLSPF”)

FHMLSP, L.P.

FHMLSP, L.L.C.

Frazier Life Sciences X, L.P. (“FLS X”)

FHMLS X, L.P.

FHMLS X, L.L.C.

James N. Topper (“Topper”)

Patrick J. Heron (“Heron”)

Albert Cha (“Cha”)

James Brush (“Brush” and together with Topper, Heron and Cha, the “Members”)

(b)	Residence or Business Address:

The address of the principal place of business for each of the Reporting Persons is:

c/o Frazier Life Sciences Management, L.P.

70 Willow Road, Suite 200

Menlo Park, CA 94025

(c)	Present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted:

FLSPF and FLS X are venture capital funds concentrating in life sciences and related fields. The sole business of FHMLSP, L.P. is to serve as general partner of FLSPF. The sole business of FHMLSP, L.L.C. is to serve as general partner of FHMLSP, L.P. The sole business of FHMLS X, L.P. is to serve as general partner of FLSPF. The sole business of FHMLS X, L.L.C. is to serve as general partner of FHMLS X, L.P. The principal business of the Members is to manage FLSPF, FLS X, FHMLSP, L.P., FHMLS X, L.P., FHMLSP, L.L.C., FHMLS X, L.L.C. and a number of affiliated partnerships with similar businesses.

(d)

Whether or not, during the last five years, such person has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) and, if so, give the dates, nature of conviction, name and location of court, and penalty imposed, or other disposition of the case:

During the last five years, none of the Reporting Persons has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)

Whether or not, during the last five years, such person was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws; and, if so, identify and describe such proceedings and summarize the terms of such judgment, decree or final order:

During the last five years, none of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	Citizenship:

Entities:	FLSPF	—	Delaware, U.S.A.
	FHMLSP, L.P.	—	Delaware, U.S.A.
	FHMLSP, L.L.C.	—	Delaware, U.S.A.
	FLS X	—	Delaware, U.S.A.
	FHMLS X, L.P.	—	Delaware, U.S.A.
	FHMLS X, L.L.C.	—	Delaware, U.S.A.

Individuals:	Topper	—	United States Citizen
	Heron	—	United States Citizen
	Cha	—	United States Citizen
	Brush	—	United States Citizen

Item 3. Source and Amount of Funds or Other Consideration

Prior to the Issuer’s initial public offering (the “IPO”), and after accounting for the 1-1.681 forward stock split that the Issuer had effected on April 22, 2022, FLS X purchased from the Issuer in a series of private transactions, (i) 4,034,397 shares of the Issuer’s Common Stock for an aggregate purchase price of approximately $2,543, and (ii) convertible promissory notes in the aggregate principal amount of $35,772,111 (the “Notes”). Immediately prior to closing of the IPO, the Notes, including the interest that had accrued thereunder, automatically converted into 2,736,234 shares of Common Stock of the Issuer at a conversion price of $13.60 per share, resulting in FLS X holding a total of 6,770,631 shares of Common Stock at such time. In connection with the IPO, FLS X purchased 1,764,706 shares of Common Stock of the Issuer at the IPO price of $17.00 per share. FLS X holds 8,535,337 shares of Common Stock of the Issuer as of the date of this filing (the “FLS X Shares”).

In connection with the IPO, FLSPF purchased 588,235 shares of Common Stock of the Issuer at the IPO price of $17.00 per share and has since acquired an additional 513,660 shares of Common Stock. FLSPF holds 1,101,895 shares of Common Stock of the Issuer as of the date of this filing (the “FLSPF Shares”).

The working capital of FLS X and FLSPF was the source of the funds for the purchase of the FLS X Shares and the FLSPF Shares. No part of the purchase price of the FLS X Shares or the FLSPF Shares was represented by funds or other consideration borrowed or otherwise obtained for the purpose of acquiring, holding, trading or voting the FLS X Shares or the FLSPF Shares.

Item 5. Interest in Securities of the Issuer

(a)

State the aggregate number and percentage of the class of securities identified pursuant to Item 1 (which may be based on the number of securities outstanding as contained in the most recently available filing with the Commission by the issuer unless the filing person has reason to believe such information is not current) beneficially owned (identifying those shares which there is a right to acquire) by each person named in Item 2. The information should also be furnished with respect to persons who, together with any of the persons named in Item 2, comprise a group within the meaning of Section 13(d)(3) of the Act:

FLS X is the record owner of FLS X Shares. As the sole general partner of FLS X, FHMLS X, L.P. may be deemed to beneficially own the FLS X Shares. As the sole general partner of FHMLS X, L.P., FHMLS X, L.L.C. may be deemed to beneficially own the FLS X Shares. As members of FHMLS X, L.L.C., Heron and Topper may each be deemed to beneficially own the FLS X Shares.

FLSPF is the record owner of FLSPF Shares. As the sole general partner of FLSPF, FHMLSP, L.P. may be deemed to beneficially own the FLSPF Shares. As the sole general partner of FHMLSP, L.P., FHMLSP, L.L.C. may be deemed to beneficially own the FLSPF Shares. As members of FHMLSP, L.L.C., Heron, Topper, Cha and Brush may each be deemed to beneficially own the FLSPF Shares.

The percentage of outstanding shares of Common Stock of the Issuer, which may be deemed to be beneficially owned by each Reporting Person, is set forth on Line 13 of such Reporting Person’s cover sheet. Such percentage was calculated based on the 33,427,209 shares of Common Stock that were outstanding on July 31, 2022 as set forth in the Issuer’s Quarterly Report on Form 10-Q as filed with the SEC on August 10, 2022.

(b)

For each person named in response to paragraph (a), indicate the number of shares as to which there is sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition, or shared power to dispose or to direct the disposition. Provide the applicable information required by Item 2 with respect to each person with whom the power to vote or to direct the vote or to dispose or direct the disposition is shared:

Regarding the number of shares as to which such person has:

a.	Sole power to vote or to direct the vote: See line 7 of cover sheets.

b.	Shared power to vote or to direct the vote: See line 8 of cover sheets.

c.	Sole power to dispose or to direct the disposition: See line 9 of cover sheets.

d.	Shared power to dispose or to direct the disposition: See line 10 of cover sheets.

(c)

Describe any transactions in the class of securities reported on that were effected during the past sixty days or since the most recent filing of Schedule 13D (§240.13d-191), whichever is less, by the persons named in response to paragraph (a):

Information with respect to transactions in the Securities which were effected within the past sixty days or since the most recent filing on Schedule 13D, whichever is less, by the Reporting Persons is set forth below.

FLSPF:

Date of Transaction	Type of Transaction	Quantity	Class of Stock	Price Per Share (excluding commissions)
7/21/2022	Purchase	4,200	Common Stock	$12.1392
7/22/2022	Purchase	24,300	Common Stock	$12.808
7/25/2022	Purchase	5,900	Common Stock	$13.4564
7/26/2022	Purchase	30,000	Common Stock	$13.4196
7/27/2022	Purchase	33,000	Common Stock	$13.422
7/28/2022	Purchase	1,793	Common Stock	$13.3536
7/29/2022	Purchase	23,424	Common Stock	$13.4478
9/1/2022	Purchase	1,342	Common Stock	$12.6874
9/2/2022	Purchase	12,100	Common Stock	$13.56
9/6/2022	Purchase	198,972	Common Stock	$12.9715

*	Represents the weighted average price per share.

FHMLSP, L.P.:

Date of Transaction	Type of Transaction	Quantity	Class of Stock	Price Per Share (excluding commissions)
N/A	N/A	N/A	N/A	N/A

FHMLSP, L.L.C.:

Date of Transaction	Type of Transaction	Quantity	Class of Stock	Price Per Share (excluding commissions)
N/A	N/A	N/A	N/A	N/A

FLS X:

Date of Transaction	Type of Transaction	Quantity	Class of Stock	Price Per Share (excluding commissions)
N/A	N/A	N/A	N/A	N/A

FHMLS X, L.P.:

Date of Transaction	Type of Transaction	Quantity	Class of Stock	Price Per Share (excluding commissions)
N/A	N/A	N/A	N/A	N/A

FHMLS X, L.L.C.:

Date of Transaction	Type of Transaction	Quantity	Class of Stock	Price Per Share (excluding commissions)
N/A	N/A	N/A	N/A	N/A

Topper:

Date of Transaction	Type of Transaction	Quantity	Class of Stock	Price Per Share (excluding commissions)
N/A	N/A	N/A	N/A	N/A

Heron:

Date of Transaction	Type of Transaction	Quantity	Class of Stock	Price Per Share (excluding commissions)
N/A	N/A	N/A	N/A	N/A

Cha:

Date of Transaction	Type of Transaction	Quantity	Class of Stock	Price Per Share (excluding commissions)
N/A	N/A	N/A	N/A	N/A

Brush:

Date of Transaction	Type of Transaction	Quantity	Class of Stock	Price Per Share (excluding commissions)
N/A	N/A	N/A	N/A	N/A

(d)

If any other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities, a statement to that effect should be included in response to this item and, if such interest relates to more than five percent of the class, such person should be identified. A listing of the shareholders of an investment company registered under the Investment Company Act of 1940 or the beneficiaries of an employee benefit plan, pension fund or endowment fund is not required:

No other person is known to have the right to receive or the power to direct the receipt of dividends from, or any proceeds from the sale of, the FLS X Shares or the FLSPF Shares beneficially owned by any of the Reporting Persons.

(e)	If applicable, state the date on which the reporting person ceased to be the beneficial owner of more than five percent of the class of securities:

Not applicable.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: September 8, 2022	FRAZIER LIFE SCIENCES PUBLIC FUND, L.P.
	By:	FHMLSP, L.P., its General Partner
	By:	FHMLSP, L.L.C., its General Partner

	By:	/s/ Steve R. Bailey
Steve R. Bailey, Chief Financial Officer

Date: September 8, 2022	FHMLSP, L.P.
	By:	FHMLSP, L.L.C., its General Partner

	By:	/s/ Steve R. Bailey
Steve R. Bailey, Chief Financial Officer

Date: September 8, 2022	FHMLSP, L.L.C.
	By:	/s/ Steve R. Bailey
Steve R. Bailey, Chief Financial Officer

Date: September 8, 2022	FRAZIER LIFE SCIENCES X, L.P.
	By:	FHMLS X, L.P., its General Partner
	By:	FHMLS X, L.L.C., its General Partner

	By:	/s/ Steve R. Bailey
Steve R. Bailey, Chief Financial Officer

Date: September 8, 2022	FHMLS X, L.P.
	By:	FHMLS X, L.L.C., its General Partner

	By:	/s/ Steve R. Bailey
Steve R. Bailey, Chief Financial Officer

Date: September 8, 2022	FHMLS X, L.L.C.

	By:	/s/ Steve R. Bailey
Steve R. Bailey, Chief Financial Officer

Date: September 8, 2022	By:	*
James N. Topper

Date: September 8, 2022	By:	*
Patrick J. Heron

Date: September 8, 2022	By:	**
Albert Cha

Date: September 8, 2022	By:	**
James Brush

Date: September 8, 2022	By:	/s/ Steve R. Bailey
Steve R. Bailey, as Attorney-in-Fact

*	This Agreement was executed by Steve R. Bailey on behalf of the individuals listed above pursuant to a Power of Attorney, a copy of which was filed with the SEC on March 29, 2016.
**	This Agreement was executed by Steve R. Bailey on behalf of the individuals listed above pursuant to a Power of Attorney, a copy of which was filed with the SEC on August 16, 2021.